UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Bristow Group Inc.

(Name of Issuer)

Common Stock ($0.01 par value)

(Title of Class of Securities)

676255 10 2

(CUSIP Number)

Mr. Graeme P. Denison, Caledonia Investments plc, 2nd Floor, Stratton House, 5 Stratton Street,

London, England W1J 8LA (44-20-7802-8080)

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

February 20, 2017

(Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP NO. 676255 10 2	Page 2 of 5 Pages

1)	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only) Caledonia Investments plc
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS (See Instructions) WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER 2,848,767
	8)	SHARED VOTING POWER
	9)	SOLE DISPOSITIVE POWER 2,848,767
	10)	SHARED DISPOSITIVE POWER
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,848,767
12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.11%
14)	TYPE OF REPORTING PERSON (See Instructions) CO

Schedule 13D

(Amendment No. 2)

Under the Securities Exchange Act of 1934

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) is being filed with respect to the beneficial ownership of the Reporting Persons in Bristow Group Inc. (the “Issuer”). This Amendment No. 2 supplements the Schedule 13D as previously filed on November 12, 2015, as amended by Amendment No. 1 previously filed on February 18, 2016 (as amended, the “Schedule 13D”). Each Item below amends and supplements the information disclosed under the corresponding Item of Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 2 shall have the same meaning herein as are ascribed to such terms in Schedule 13D. Except as set forth herein, this Amendment No. 2 does not modify any of the information previously reported by the Reporting Persons in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

On February 3, 2017, 24,484 shares of Common Stock were transferred to Caledonia at no cost. These shares were restricted stock units which vested to Mr. Stephen King and Mr. Mathew Masters, directors of Bristow and employees of Caledonia. Mr. King and Mr. Masters assigned ownership of these shares to Caledonia on the same date.

Item 4.	Purpose of Transaction

Caledonia has been a shareholder in Bristow Group Inc. (“Bristow” or the “Issuer”) for just over 20 years. As Caledonia has previously stated, it may, from time to time, increase, reduce or dispose of its investment in Bristow depending on general economic conditions, economic conditions in the markets in which the Issuer operates, the market price of the Common Stock of the Issuer, the availability of funds, borrowing costs, the strategic value of the investment to Caledonia and other considerations. In late 2015 and early 2016, as a result of the reduced oil price and market conditions in general, the Bristow Common Stock share price had fallen significantly, such that Caledonia considered that Bristow’s then Common Stock share price represented good value and an attractive investment opportunity. Accordingly, acquisitions of Common Stock were made by Caledonia for the purposes of investment in the ordinary course of business and not for the purpose of acquiring control of Bristow on November 16, December 7, 2015, February 12 and February 16, 2016.

Since then, there has been a recovery in the oil price and general market conditions, with a consequent increase in the Bristow Common Stock share price, to the extent that Caledonia wishes to rebalance its holding in Bristow within its quoted investment portfolio. Accordingly, on February 20, 2017, Caledonia and Morgan Stanley (“MS”) entered into a 10b5-1 Preset Diversification Program (PDP) (the “Plan”) pursuant to which MS will sell, for the account of Caledonia, up to 1,835,000 shares of the Issuer’s Common Stock. Sales under the Plan can commence as early as March 6, 2017 and will terminate no later than August 10, 2018 (the “Plan Period”) on the New York Stock Exchange (the “NYSE”). The number of shares of common stock sold each day by MS during the Plan Period will be initially based upon the reported price of the opening of the Common Stock on the NYSE, and may increase or decrease in connection with a corresponding increase or decrease in the market price of such Common Stock. Caledonia is selling these shares as part of its standard ongoing process of portfolio management, as set forth above in the prior paragraph of this Item 4. The entry into the Plan necessitated the filing of this Amendment No. 2. A copy of the Plan is filed herewith as Exhibit 10.1 and incorporated herein by reference in response to this Item 4.

Depending on market conditions, Caledonia may consider further purchases or sales of shares. Consistent with its investment purpose, Caledonia reserves the right to develop such plans or proposals consistent with applicable law and at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of its investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements, and/or other investment considerations.

Item 5.	Interest in Securities of Issuer

(a) As of the date this Statement is executed, Caledonia is the direct beneficial owner of 2,848,767 shares of Common Stock of the Issuer. This holding represents approximately 8.11% of the total of 35,095,759 shares of Common Stock of the Issuer currently outstanding according to the Issuer’s Quarterly Report on Form 10-Q for the period ended December 31, 2016 filed with the SEC February 2, 2017. To the extent that, by virtue of the relationships described in Item 2, Cayzer may be deemed to share indirect beneficial ownership of the shares of Common Stock of the Issuer owned directly by Caledonia, Cayzer expressly disclaims all such beneficial ownership. Furthermore, the filing of this Statement should not be construed as an admission that any control relationship between Caledonia and Cayzer actually exists.

(b) Caledonia has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposal of the 2,848,767 shares of Common Stock of the Issuer.

(c) Except as disclosed above in Item 3 in relation to the vesting of restricted stock units and in Item 4 in relation to the adoption of the Plan, there have been no transactions in the Common Stock of the Issuer by Caledonia within the last 60 days.

(d) Caledonia has the right to receive and the power to direct receipt of dividends from, or the proceeds of the sale of, the shares of Common Stock of the Issuer that it holds.

(e) Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 22, 2017		CALEDONIA INVESTMENTS PLC

	By:	/s/ Graeme Denison
	Name:	Graeme Denison
	Title:	Company Secretary

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see U.S.C. 1001).